[Cray Inc. Letterhead]

Edgar Correspondence

November 26, 2008

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Room 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cray Inc.
Form 10-K for the Year Ended December 31, 2007, Filed March 11, 2008
Definitive Proxy Statement, Filed March 31, 2008
File No. 000-26820

Dear Ms. Collins:

This letter responds to your letter of November 5, 2008, responding to our reply letter, dated October 22, 2008, to your earlier comment letters on the above-referenced filings. Again, for ease of reference, the Staff comments are set forth below in bold and our response to each comment follows immediately thereafter.

Staff Comment:

Form 10-K for the Fiscal year Ended December 31, 2007

Exhibits

1.	We have reviewed your response to comment 6 of our letter dated September 30, 2008, regarding the DARPA III agreement. It appears from your response that the agreement generates funds critical to your research and development and utilizes a substantial portion of your operational resources, for instance, 18.5% of your employees at the end of 2007. From your response and disclosure, the following also appear to be the case:

•	while for 2007, the proceeds of $28 million attributable to this agreement would have represented 13% of your revenues for that year, specific milestone payments might vary considerably over the course of the contract;

•	you incurred delays in payments and program milestones in 2007; and

•	you are negotiating new milestones and new payment dates and amounts.

Accordingly, we continue to believe that the DARPA III agreement is required to be filed under Item 601(b)(10)(ii)(B) of Regulation S-K. Note that this item does not state that a contract upon which a company’s business is substantially dependent is limited to one in which a company’s viability would be jeopardized if that contract were to be terminated, nor does this item require that a contract relate to over 50% of product sales or supply purchases in order to meet the “substantial dependence” standard. Please file the DARPA III agreement, including all amendments and attachments.

Company Response:

We respectfully disagree with the Staff’s conclusion that our DARPA Phase III contract is required to be filed as an exhibit to our Form 10-K under Item 601(b)(10)(ii)(B) of Regulation S-K. The Staff’s conclusion is not supported by the regulatory history of the Item, the relationship of that Item to other current disclosure requirements in Regulation S-K, the language of the Item or the facts regarding the DARPA Phase III contract.

Regulatory History. The regulatory history of Item 601(b)(10)(ii)(B) demonstrates that only contracts of an extraordinary nature are required to be filed as exhibits under this Item. SEC Release No. 33-3406, issued in 1951, proposed a revision to Form S-1 requirements regarding the filing of contracts as exhibits. From that release, as adopted, came the important distinction, carried into Item 601(b)(10), between “material contracts not made in the ordinary course of business” and a contract that “ordinarily accompanies the kind of business conducted” by the registrant. In the latter case, the Commission itself stated that contracts required to be filed as exhibits must be of an extraordinary nature, after consideration of the amount of the contract in proportion to the assets and volume of business of the registrant, the duration of the contract and the other contracting party.

There is nothing “extraordinary” about the DARPA Phase III contract – as we have noted in our earlier comment responses and described below in more detail, the amount in 2007 we received pursuant to the contract, if it were recognized as revenue, would have constituted about 13% of our 2007 revenue and, assuming for this purpose a continuation of, but no increase in, our current revenue levels, the total award under the contract would represent approximately 15% to 16% of our aggregate revenue over the entire time frame of the contract. As we have described in our earlier responses, a multi-year development contract with an agency of the U.S. government is certainly not unusual in the supercomputer industry. In fact during our entire existence we have been working on at least one and generally multiple government-funded product development contracts at any one time including, for example: the Cray SV2/X1 system development project that began in 1998 and was completed in late 2002; the Red Storm development program that began in mid-2002 with final acceptance by the government in the third quarter of this year; our BlackWidow development contract for a vector-based system that followed the Cray SV2/X1 contract and was completed at the end of 2007; the DARPA Phase I and Phase II contracts from 2002 to mid-2006; and our Pilgrim Shadow contract for a multithreading computer system that started in 2006 and will continue into the next year (Pilgrim Shadow follows a series of earlier funding contracts for a multithreaded system with different agencies, including DARPA, that can be traced back to the early 1990’s when we were named Tera Computer Company).

Although the language of the Form S-1 filing requirement was changed in 1955, as proposed in Release 33-3540, and the “substantially dependent” and “the major part” language of Item 601(b)(10)(ii)(B) was then adopted, there is nothing in that release or the related adopting release that states or even suggests the Commission was retrenching from its “extraordinary nature” filing requirement. The 1955 changes reflect an attempt by the Commission, in its words, “to state more clearly, and, in some instances, in more detail” the filing and other Form S-1 requirements. But there was no change to the basic distinction between “material contracts not made in the ordinary course of business” and a contract that “ordinarily accompanies the kind of business” conducted by the registrant. Indeed, the 1955 requirement explicitly states that such ordinary course contracts, even if generally considered of material importance, “need not be filed” unless they fall within one of certain specific categories – a direction and emphasis against filing contracts that was not as clear in the 1951 formulation and which remains today in the current formulation of the Item.

Subsequent Commission action further supports our position. Release 33-5826 (May 1977) proposed expanding the filing requirement to contracts that were material to either a particular industry segment or to the registrant as a whole. The segment requirement was not adopted. Release 33-5893 (December 1977) did expand the filing requirement to non-ordinary course contracts that were “specifically referred to” in the discussion of the registrant’s industry segments. That requirement, however, was subsequently deleted, as noted in Release 33-6149 (November 1979). Release No. 33-6230 (August 1980) added the exhibits item (currently Item 601) to Regulation S-K. In this release, in which the percentage test in clause (C) of the Item 601(b)(10)(ii) was set at 15% rather than at 10% as then contained in Form 10, the Commission stated its restrained approach, which contracted the scope of potential filings, “was consistent with the purpose of reducing the burdens which the exhibit filing requirements impose upon registrants without materially impairing investor information or protection.” Release No. 33-6230 also continued the “substantially dependent” and “the major part” formulations, with minor editing of the surrounding text, from the 1955 requirement. The language adopted in 1980 continues unchanged today in Item 601(b)(10)(ii)(B). There are no indications in these releases, however, of any intent of the Commission to change the scope of the ordinary course contract filing requirement and clearly none to bring more contracts within its fold.

The history of Item 601(b)(10)(ii)(B) demonstrates that the Commission, for nearly 60 years, has required only contracts of an extraordinary nature to be filed pursuant to the requirement and, consistent with investor protection, has narrowed rather than expanded the scope of the filing requirement.

Disclosure Context. The scope of Item 601(b)(10)(ii)(B) should be viewed in connection with the other disclosure requirements in Regulation S-K. For example, under Item 503(c), risk factor disclosure is required if a contract constitutes a “significant factor” that makes an investment in a company “speculative or risky,” a general standard. Item 101(c)(vii) requires a registrant to describe its dependence on a single customer or on a few customers, the loss of any one of which would have a material adverse effect on the registrant or a business segment. There is no requirement to name the customer or to indicate the level of the registrant’s revenue attributable to the customer, however, until the customer accounts for 10% or more of the registrant’s revenue, even if the loss of the customer would materially adversely affect the registrant. Item 601(b)(10)(ii) has a presumption that an ordinary course contract need not be filed unless, under clause (B), the registrant’s business is “substantially dependent” on the contract (or the contract falls within one of the other three specified categories). A general “materiality” test for filing contracts is reserved for contracts not made in the ordinary course. The Commission certainly has had ample opportunity to define “substantial dependence” in terms of the Item 101(c)(vii) disclosure test or to adopt other bright-line tests, as for example found in clause (C) of item 601(b)(10)(ii), and has not done so, staying with the less precise but still meaningful “substantially dependent” language with “the major part” clarifying examples.

Given the basic continuation of the same language from 1955 in Item 601(b)(10)(ii)(B) and because that Item does not contain language parallel to Item 101(c)(vii), the current regulatory scheme for disclosure and filing of ordinary course contracts demonstrates that the “substantially dependent” test establishes a threshold considerably higher than the 10% of revenue and material adverse effect standard in Item 101(c)(vii). This conclusion is consistent with the regulatory history of the Item, as described above, and the plain meaning of the Item’s language, as described below.

Language. Item 601(b)(10)(ii)(B) requires filings of contracts upon which a registrant’s “business is substantially dependent.” While we have acknowledged that the Item is not limited to particular types of contracts, the dictionary meaning of that phrase must mean that our “business” – the designing, developing, manufacturing, marketing and servicing of supercomputers – as a whole, rather than one segment or aspect of our operations, is to a considerable amount or extent or essentially (i.e., “substantially”) reliant or contingent (i.e., “dependent”) upon the DARPA Phase III contract. The plain language of the principal clause of the Item requires a contract upon which our business operations relies or is contingent to a considerable extent – a contract that affects our basic business operations in a fundamental or structural way.

The narrow scope of the “business is substantially dependent” phrase is supported by the examples within the Item itself — “as in the case” of selling “the major part” of products or purchasing “the major part” of requirements of goods. The proper emphasis is not on products or requirements but on “the major part” language, which the dictionary defines as meaning “of or pertaining to the majority” or “the greater part.” We previously have noted the singular nature of the phrase “the major part” rather than “a major part,” which could be read more expansively. Again, it is the Commission’s language that sets forth the narrower net. The DARPA Phase III contract does not come close to involving the majority of any key factor, which the November 5, 2008, Staff response itself acknowledges. Indeed, this Staff response does not acknowledge or deal with “the major part” examples in Item 601(b)(10)(ii)(B).

In sum, the regulatory history of Item 601(b)(10)(ii)(B) establishes that the requirement for filing “contracts upon which the registrant’s business is substantially dependent” should be limited to extraordinary contracts in light of the registrant’s business as a whole. This conclusion is supported by the Regulation S-K regulatory scheme that requires disclosure but does not explicitly require filing of ordinary course contracts covering more than 10% of a registrant’s business, even if the loss of such a contract would materially adversely affect the registrant. The language of the Item itself provides as examples contracts comprising “the major part” of a registrant’s ordinary course business – which must be read as at least approaching if not meeting a 50% or majority standard. Together, these factors all support the conclusion that contracts required to be filed under Item 601(b)(10)(ii)(B) are those extraordinary contracts that affect the fundamental nature or structure of a registrant’s business operations.

The DARPA Phase III Contract. The DARPA Phase III contract does not rise to this level, whether measured by the contemplated result of the DARPA Phase III contract or the result of a termination of the contract.

After the 2012 timeframe when the prototype system is completed and made available to DARPA under the DARPA Phase III contract, we expect to have a supercomputer system based on these development efforts that we can market to certain of our customers. We also anticipate that we will be able to incorporate certain technologies as they are developed over the remaining four-year course of the contract into successors of our current products. However, as we have previously noted, the DARPA Phase III contract does not require the completion of a marketable product but only the building of a prototype that is not sold to DARPA. There are no contractual sales of any product under the DARPA Phase III contract to DARPA or any other governmental agency. We do not know at this time the full range of supercomputer products and activities we then will be involved with, or how this potential product will then relate to our overall activities or the products of our then competitors. We have announced, for example, efforts to broaden our total addressable market, such as our lower price-point Cray CX1 product and the expansion of our Cray Technical Services offerings, including custom engineering projects. It can hardly be said that our “business is substantially dependent” on a future product to be based upon a development project which will not be completed for four years and which is but one of our ongoing initiatives to expand our products and services to the general high performance computing market.

We have described previously the effect on us in the unlikely event that the DARPA Phase III contract would be terminated. (We note that, as reported publicly in our November 20, 2008 Form 8-K report, we recently completed our negotiations with DARPA regarding amendments to the contract, which eliminated one previously identified risk.) As we stated in our September and October comment responses, a termination would be based on the conclusion, either by ourselves or DARPA, that the prototype system being developed under the DARPA Phase III contract, which is now scheduled for completion in 2012, would not then be compelling from a business or technology perspective and would not justify continued expense or funding. We believe the possibility of the DARPA Phase III contract being terminated on this ground is minimal well into 2009 and 2010 – we have just amended the contract to incorporate Intel technologies and we need to develop the system to a sufficient state for there to be a reasonable decision about the value of continuing development and the funding costs to do so. This is an evaluation that we, and all other technology companies, make of each of our systems in development, whether or not government-funded, and involves a review of the market’s need for the system’s features and capabilities, the anticipated return in revenue, the expense in completing that development and the alternatives or opportunity costs for the required personnel and resources needed to complete the development. When there is an adverse determination concerning the future of a system or certain of its features, and if the program were funded, we would work with the funding agency to redefine a system that meets the needs of the funding agency and ourselves and to obtain funding in whole or in part. In these circumstances, we also would consider development of a less expensive system or features and/or a more marketable system or features, and other changes in our strategic approach, and make such changes in our product roadmap and development schedule that we believe appropriate in the circumstances. This is an ongoing management function for all of our development programs, including the DARPA Phase III contract.

As we have described in our 2007 Form 10-K, a termination of the DARPA Phase III contract would likely reduce our level of expected research and development expenses in future years, although it may have an adverse effect in early years. We note that, even if we had to reduce expenses through an employee reduction in the range of the average number of our employees working essentially full-time on the DARPA Phase III agreement in 2007, such a reduction would be no greater than employee reductions in 2004 and 2005 that had no relationship to a DARPA contract. We believe we have adequate resources and alternatives available that a termination of the DARPA Phase III contract would not increase our future viability risk substantially.

We do not believe that a termination of the contract would significantly change the fundamental nature or structure of our business operations and therefore our business is not “substantially dependent,” as the Commission has given meaning to that term, on the DARPA Phase III contract, and thus the contract is not required to be filed under Item 601(b)(10)(ii)(B).

Staff Factors. The Staff noted five factors in its November 5, 2008, response to support its position that the filing is required – principally emphasizing the importance of the DARPA Phase III contract to our research and development activities and the utilization of 18.5% of our employees working on the contract at the 2007 year-end. We do not wish to debate the Staff’s use of conclusional adjectives such as “critical” and “substantial” in its letter. The Staff is concentrating on specific line items or aspects of our operations (parallel to the focus on business segments abandoned by the Commission 30 years ago in its exhibit filing requirements) and of course at some level of granularity every contract can be very important. However, Item 601(b)(10)(ii)(B) requires the focus to be on our “business.” These factors noted by the Staff relate to far less than “the major part,” however that term is defined, of our business.

The other three factors cited by the Staff are less relevant — that although the proceeds attributable to the contract in 2007 would have represented about 13% of our annual revenue, the Staff stated that specific milestone payments vary considerably over the course of the contract, with the implicit premise that they could represent a substantially higher percentage of revenue in the future. As amended, the DARPA Phase III contract sets out fairly consistent payments with not more than $50 million in payments scheduled for a particular year, even assuming it is appropriate to concentrate on one year. We believe, as the Item requires, it is appropriate to measure the impact of the DARPA Phase III contract against our business as a whole. Even assuming that our current revenue levels simply continued and did not increase over the length of the contract, the aggregate proceeds from our DARPA Phase III contract would represent approximately 15% to 16% of our aggregate revenue over that period, substantially less than “the major part” of our revenue, however defined.

We also note that we have had and expect to have sales of supercomputer systems in the range of $40 million to $50 million that we recognize in a year, and occasionally we have sales that are significantly larger than that amount. Dealing with transactions of such size is a normal part of our business operations.

The Staff also stated that we have incurred delays in payments and program milestones in 2007 and that we were negotiating new milestones and payment dates and amounts. These facts have been fully disclosed in our periodic SEC filings, including the recent Form 8-K filing that described the result of those completed negotiations. Milestone delays are part of the normal course of difficult development programs. Negotiations with our government program managers also are a part of the normal operations of our development contracts – there is no doubt that we are engaged in challenging technological development efforts that are at the very edge of what is possible. That is the very purpose of the DARPA High Productivity Computing Systems program – to extend fundamental research and development, as a matter of U.S. national economic and security interest, beyond what commercial market pressures would likely do on their own. Our government program managers understand that in these development efforts we will have breakthroughs and encounter stumbling blocks from time to time, and they are willing to make consequent revisions to the development contracts as the circumstances warrant.

We have disclosed these delays and the negotiations in our SEC filings, so our investors are fully informed. But, importantly, none of these “ordinary course” developments are relevant to a determination of whether our “business is substantially dependent” on the DARPA Phase III contract, or any of our other development contracts where delays and renegotiations also have occurred.

As described in our response to comment 2 below, we have kept our investors fully informed about the material terms of the DARPA Phase III contract and the material risks associated with that contract as circumstances have changed from time to time. In light of this disclosure, we believe that filing of the contract — a rather standard government development contract, especially with the appropriate redaction of competitively sensitive technical information – would not provide any new material information and is not necessary for investor protection. We also repeat that such appropriate disclosure, consistent with the Commission’s rules, does not necessarily lead to a required filing of the contract as an exhibit.

We have carefully reviewed the history, the context and the language of the Item 601(b)(10)(ii)(B) filing requirement and the Staff’s comments. Based on that review, we believe the Staff’s position is not supported by the history of the requirement, its overall role in Regulation S-K and a plain meaning understanding of that requirement, and appears to incorporate the Item 101(c)(vii) test of 10% of revenue and material adverse effect, or something very close to that test, into Item 601(b)(10)(ii)(B).

For the reasons stated above, we strongly believe our position that the DARPA Phase III contract is not required to be filed under Item 601(b)(10)(ii)(B) remains correct.

Staff Comment:

2.	Please confirm that, in future periodic reports, you will enhance your discussion of the DARPA III agreement in the appropriate sections of your document, including Business and Management’s Discussion and Analysis. Your description of this agreement should provide greater detail regarding its provisions, including such matters as the specific milestone payment dates and amounts, the timing of any related Cray spending amounts, and a description of payable milestones.

Company Response:

We described what we believe are the material terms of the DARPA Phase III contract in our November 2006 Form 8-K report upon the initial award of the contract, and we have updated our disclosure of the material risks and the status of the contract in our quarterly and annual filings since then, with disclosure of the recent successful amendment of the DARPA Phase III contract in our Form 8-K report filed on November 20, 2008. Nevertheless, we acknowledge the Staff’s comments regarding additional disclosure regarding the DARPA Phase III contract and will give those comments careful attention as we draft our 2008 Form 10-K.

We trust that you will concur in our view that the filing of the DARPA Phase III contract is not required under Item 601(b)(10)(ii)(B). If you are not able to so concur, we request the opportunity to discuss this matter by a conference telephone call among representatives of Cray and our outside counsel and senior SEC staff responsible for this matter. If the Staff requires a copy of the recent amendment to the DARPA Phase III contract to aid its review of our position, we will furnish that amendment to the Staff on a supplemental basis.

Please contact me if you require additional information or desire to discuss the foregoing responses (phone: 206-701-2168, facsimile: 206-701-2218; email: brianh@cray.com).

Yours truly,

/s/ Brian C. Henry

Brian C. Henry
Executive Vice President and
Chief Financial Officer

cc.	Peter J. Ungaro, Chief Executive Officer and President
Kenneth W. Johnson, Senior Vice President and General Counsel
Kenneth D. Roselli, Corporate Controller and Vice President
L. John Stevenson, Jr., Stoel Rives LLP

9